                                                                 File No. 69-418


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.



                                   FORM U-3A-2

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                  UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                          ENERGY CORPORATION OF AMERICA
          ------------------------------------------------------------
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

                  Claimant:

                           Energy Corporation of America
                           4643 South Ulster Street, Suite 1100
                           Denver, Colorado 80237

                  The Claimant is a privately held West Virginia corporation engaged in the operation of oil and gas producing properties located primarily in the Appalachian Basin of West Virginia and Pennsylvania. The stockholders of Claimant are as follows: John Mork and Julie Mork (as joint tenants with right of survivorship), F.H. McCullough, III and Kathy L. McCullough (as joint tenants with right of survivorship), J. Michael Forbes (Trustee for Alison P. Mork), J. Michael Forbes (Trustee for Kyle M. Mork), A.C. Nielsen, Jr., L.B. Curtis and Rose A. Curtis (Co-Trustees of the Curtis Family Revocable Trust), K. W. Brill, Joseph
         E. Casabona, Thomas R. Goodwin, H. Laban White, Richard E. Heffelfinger, J. Michael Forbes, Donald C. Supcoe, Pamela

         Gates, J.J. Dorgan, Colorado Community Church, First United Methodist Church, Kaw City Museum, Denver Area Council, St. Mary's Church, Jim Ridge, ECA Foundation and Peter H. Coors.

                  Subsidiaries of the Claimant:

                  A.     Eastern Systems Corporation
                         414 Summers Street
                         Charleston, West Virginia 25301

                  Eastern Systems Corporation ("ESC") is a West Virginia corporation and a wholly owned subsidiary of Claimant. It is the holding company for Mountaineer Gas Company.

                         i.     Mountaineer Gas Company
                                414 Summers Street
                                Charleston, West Virginia 25301

                         Mountaineer Gas Company ("Mountaineer") is a West
                  Virginia corporation, wholly owned by ESC, engaged in the distribution of natural gas in the State of West Virginia through a 3,600 mile distribution system, principally in Charleston, Beckley, Huntington and Wheeling, West Virginia. Mountaineer is a public gas utility.

                                1.     Mountaineer Gas Services, Inc.
                                       414 Summers Street
                                       Charleston, West Virginia 25301

                                Mountaineer Gas Services, Inc. is a West
                         Virginia corporation, wholly owned by Mountaineer, engaged primarily in producing and marketing natural gas to Mountaineer.

                  B.       Eastern American Energy Corporation
                           501 56th Street
                           Charleston, West Virginia 25304

                  Eastern American Energy Corporation ("Eastern American") is a West Virginia corporation, wholly owned by Claimant, primarily engaged in the exploration, development, production, transportation and marketing of natural gas primarily within the Appalachian Basin states of West Virginia and Pennsylvania. Eastern American also has properties in Tennessee, Virginia, Ohio, Illinois and New York.

                           i.       Natural Gas Transportation Company
                                    510 C Street
                                    Charleston, West Virginia 25303

                           Natural Gas Transportation Company ("NGT") is a West
                  Virginia corporation and is an 87.5 percent owned subsidiary of Eastern American. NGT builds compressed natural gas stations and provides compressed natural gas as an alternative motor vehicle fuel.

                           ii.      Eastern Marketing Corporation
                                    501 56th Street
                                    Charleston, West Virginia 25304

                           Eastern Marketing Corporation is a West Virginia
                  corporation and a wholly owned subsidiary of Eastern American. Eastern Marketing Corporation markets the majority of Eastern American's natural gas. Eastern Marketing Corporation also buys, sells and markets gas from other third party producers, marketers and end users through the United States.

                           iii.     Eastern Capital Corporation
                                    501 56th Street
                                    Charleston, West Virginia 25304

                           Eastern Capital Corporation is a West Virginia
                  corporation, wholly owned by Eastern American, which was incorporated in 1992 for the purpose of encouraging and assisting in the creating, development and expansion of West Virginia business by making available venture capital.

                           iv.      Eastern Pipeline Corporation
                                    501 56th Street
                                    Charleston, West Virginia 25304

                           Eastern Pipeline Corporation is a West Virginia
                  corporation, wholly owned by Eastern American, that owns two gathering systems in West Virginia. The largest of these systems is the Eastern Pipeline System which consists of approximately seventy-five (75) miles of eight (8) inch pipeline and three hundred (300) miles of gathering system.

                           v.       Eastern Exploration Corporation
                                    501 56th Street
                                    Charleston, West Virginia 25304

                           Eastern Exploration Corporation is a West Virginia
                  corporation, wholly owned by Eastern American, which was incorporated primarily as a non-recourse financing vehicle for its annual drilling programs. The majority of the assets of Eastern Exploration Corporation were conveyed to Eastern American; however, Eastern Exploration Corporation still owns an interest in approximately forty-six (46) wells in the state of West Virginia.

                           vi. Allegheny & Western Energy Corporation 501 56th Street
                                    Charleston, West Virginia 25304

                           Allegheny & Western Energy Corporation ("Allegheny")
                  is a West Virginia corporation, wholly owned by Eastern American, primarily engaged in the operation and management of oil and gas producing properties located in the Appalachian Basin state of West Virginia. Allegheny owns interests in these properties either directly or through joint ventures or partnerships with third parties. Allegheny provides all necessary operating services either through its employees and equipment or through subcontractors and arranges for the sale of oil and gas produced therefrom.

                                    1.      Petro Services, Inc.
                                            501 56th Street
                                            Charleston, West Virginia 25304

                                    Petro Services, Inc. ("Petro") is a West
                           Virginia corporation, wholly owned by Allegheny, that is currently a dormant corporation. Certain operations previously performed by Petro are now being performed by Allegheny.

                                    2.      Gas Access Systems, Inc.
                                            501 56th Street
                                            Charleston, West Virginia 25304

                                    Gas Access Systems, Inc. is a West Virginia
                           corporation wholly owned by Allegheny, engaged in the marketing of natural gas directly to end users primarily in the State of West Virginia.

                  C.       Westech Energy Corporation
                           4643 South Ulster Street
                           Denver, Colorado 80237

                  Westech Energy Corporation, a Colorado corporation that is wholly owned by Claimant, is an oil and gas exploration and development company.

                  D.       Westech Energy New Zealand Limited
                           4643 South Ulster Street
                           Denver, Colorado 80237

                  Westech Energy New Zealand Limited ("WENZL") was incorporated in June, 1995 under the laws of New Zealand under the name of Energy Corporation of New Zealand Limited and is wholly owned by the Claimant. Energy Corporation of New Zealand Limited changed its name to Westech Energy New Zealand Limited on February 19, 1996. WENZL holds a 50 percent interest in a petroleum prospecting license covering acreage located in the North Island, New Zealand.

                  E.       Westside Acquisition Corporation
                           4643 South Ulster Street
                           Denver, Colorado 80237

                  Westside Acquisition Corporation is a Colorado corporation, wholly owned by Claimant, whose primary asset is a limited partnership interest in certain oil producing properties (located in Los Angeles County, California) owned by the Westside Partners Limited Partnership.

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

                           Oil and gas producing facilities at Mountaineer Gas
                  Services, Inc. are located in Kanawha, Cabell and Jackson Counties, West Virginia. These facilities include well head equipment, gas gathering lines and associated equipment and compression equipment.

                           The gas distribution facilities of Mountaineer cover
                  the main population centers of the State of West Virginia and include pipelines, regulators, meters and other equipment needed for distribution. Gas purchased from suppliers is received from interstate pipelines, including Columbia Gas Transmission Corporation and Tennessee Gas Pipeline, and other sources at points within the State of West Virginia. Suppliers include Equitable Resources Marketing Company, Coastal Gas Marketing, Texaco Gas Marketing, Cabot Oil & Gas Corporation, Noble Gas Marketing, Valero Gas Marketing, Eastern Marketing Corporation and Eastern American Energy Corporation.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                  (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural and manufactured gas distributed at retail.

                        64,078,174 Mcf. of natural gas.

                  (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                      None

                  (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      None

                  (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                        25,850,642 Mcf. of natural gas.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                  (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                 Not applicable.

                  (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                 Not applicable.

                  (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                 Not applicable.

                  (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                 Not applicable.

                  (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                 Not applicable.

                                    EXHIBIT A

         A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A.


                                    EXHIBIT B

         A Financial Data Schedule is attached hereto as Exhibit B.


                                   EXHIBIT C

                                 Not applicable.

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1997.


                                        ENERGY CORPORATION OF AMERICA
                                              (Name of claimant)

                                        /s/ John Mork
                                        ---------------------------
                                        Name:             John Mork

                                        Title: President/Chief Executive Officer


CORPORATE SEAL

Attest:

/s/ Pamela T. Gates
---------------------------------
Name:             Pamela T. Gates

Title:            Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

John Mork
Energy Corporation of America
4643 South Ulster Street, Suite 1100
Denver, Colorado 80237

Exhibit A

                          ENERGY CORPORATION OF AMERICA
                         CONSOLIDATING INCOME STATEMENTS
                  FOR THE CALENDAR YEAR ENDED DECEMBER 31, 1996
                                    UNAUDITED

======================================================================================================================
                                      ECA           EAEC         WESTECH        WENZL          WAC            ESC
                                 -----------   -------------   -----------   -----------   -----------   -------------
Revenues:
 Oil & gas sales                 ($   61,315)  $  19,607,054   $         0   $         0   $ 9,677,110   $   3,964,133
 Utility sales & transportation            0               0             0             0             0     179,150,761
 Well operations and service               0       6,317,084       172,952        29,833             0       7,163,302
 Other revenues                      873,110         412,058             0        27,000             0               0
 Marketing & pipeline                      0     149,661,683             0             0             0               0
                                 -----------   -------------   -----------   -----------   -----------   -------------
Total revenues                       811,795     175,997,879       172,952        56,833     9,677,110     190,278,196
                                 -----------   -------------   -----------   -----------   -----------   -------------
Operating Expenses:
 Utility gas purchased                     0               0             0             0             0     116,086,216
 Operational expenses                      0       8,296,658       158,915        37,229     4,528,089      24,626,258
 Marketing and pipeline                    0     140,296,359             0             0             0               0
 Taxes other than income                   0         612,771             0             0       507,693      15,358,615
                                 -----------   -------------   -----------   -----------   -----------   -------------
Total operating expenses                   0     149,205,788       158,915        37,229     5,035,782     156,071,089
                                 -----------   -------------   -----------   -----------   -----------   -------------
Income from operations               811,795      26,792,091        14,037        19,604     4,641,328      34,207,107

General and administrative         2,347,384       4,654,169       533,724        59,757       395,403      16,580,452
Gain on sale of property                   0         (49,143)            0      (606,000)      (59,000)              0
Other (income) expense            (4,586,970)     (1,550,030)       (8,146)    1,200,935       (54,128)        242,949
Impairment expense                         0       5,385,423       720,953       604,562        45,000               0
                                 -----------   -------------   -----------   -----------   -----------   -------------

Operating Cash Flow (EBITDA)       3,051,381      18,351,672    (1,232,494)   (1,239,650)    4,314,053      17,383,706

Fixed asset depreciation              26,550       1,348,513        27,080         3,124       124,182       6,826,637
Depletion-unit of production        (249,756)      6,965,984             0             0     1,071,766         757,021
                                 -----------   -------------   -----------   -----------   -----------   -------------

Operating income (EBIT)            3,274,587      10,037,175    (1,259,574)   (1,242,774)    3,118,105       9,800,048

Interest                             (62,797)     10,966,381             0             0     1,440,079       9,617,737
                                 -----------   -------------   -----------   -----------   -----------   -------------

Income (loss) before taxes         3,337,384        (929,206)   (1,259,574)   (1,242,774)    1,678,026         182,311

Provision for income taxes        (1,155,347)     (1,839,818)            0             0             0        (502,175)
Minority interest                          0               0             0             0       298,606               0
                                 -----------   -------------   -----------   -----------   -----------   -------------

  Net income (loss)              $ 4,492,731   $     910,612   ($1,259,574)  ($1,242,774)  $ 1,379,420   $     684,486
                                 ===========   =============   ===========   ===========   ===========   =============

==========================================================================================
                                                  Total      Eliminations    Consolidated
                                              -------------   -----------   -------------
Revenues:
 Oil & gas sales                              $  33,186,982   $         0   $  33,186,982
 Utility sales & transportation                 179,150,761             0     179,150,761
 Well operations and service                     13,683,171             0      13,683,171
 Other revenues                                   1,312,168             0       1,312,168
 Marketing & pipeline                           149,661,683      (873,110)    148,788,573
                                              -------------   -----------   -------------
Total revenues                                  376,994,765      (873,110)    376,121,655
                                              -------------   -----------   -------------
Operating Expenses:
 Utility gas purchased                          116,086,216             0     116,086,216
 Operational expenses                            37,647,149             0      37,647,149
 Marketing and pipeline                         140,296,359             0     140,296,359
 Taxes other than income                         16,479,079             0      16,479,079
                                              -------------   -----------   -------------
Total operating expenses                        310,508,803             0     310,508,803
                                              -------------   -----------   -------------
Income from operations                           66,485,962      (873,110)     65,612,852

General and administrative                       24,570,889      (360,000)     24,210,889
Gain on sale of property                           (714,143)     (720,000)     (1,434,143)
Other (income) expense                           (4,755,390)    6,090,805       1,335,415
Impairment expense                                6,755,938             0       6,755,938
                                              -------------   -----------   -------------
Operating Cash Flow (EBITDA)                     40,628,668    (5,883,915)     34,744,753

Fixed asset depreciation                          8,356,086             0       8,356,086
Depletion-unit of production                      8,545,015             0       8,545,015
                                              -------------   -----------   -------------
Operating income (EBIT)                          23,727,567    (5,883,915)     17,843,652

Interest                                         21,961,400             0      21,961,400
                                              -------------   -----------   -------------
Income (loss) before taxes                        1,766,167    (5,883,915)     (4,117,748)

Provision for income taxes                       (3,497,340)            0      (3,497,340)
Minority interest                                   298,606             0         298,606
                                              -------------   -----------   -------------
  Net income (loss)                           $   4,964,901   ($5,883,915)  ($    919,014)
                                              =============   ===========   =============

Exhibit A

                         ENERGY CORPORATION OF AMERICA
                          CONSOLIDATING BALANCE SHEETS
                             AS OF DECEMBER 31, 1996
                                    UNAUDITED

======================================================================================================================
                                     ECA             EAEC         WESTECH         WENZL          WAC           ESC
                                     ---             ----         -------         -----          ---           ---
            ASSETS
--------------------------------
Cash                             $ 1,533,643    $  4,544,236   $   (604,839)   $  36,371    $ 1,369,038   $    193,210
Accounts receivable               (1,962,645)     23,236,364        191,844       25,128      2,458,617     42,301,697
Due from affiliates               11,670,756         (22,131)   (14,383,561)    (616,239)                    4,183,545
Inventory and gas pool                               764,506                                                18,586,247
Prepaid and other expenses        (1,905,263)      2,622,718          1,388        1,534      1,009,431      8,156,497
Deferred taxes                                                                                               5,719,612
                                 -----------    ------------   ------------    ---------    -----------   ------------
  Total current assets             9,336,491      31,145,693    (14,795,168)    (553,206)     4,837,086     79,140,808
                                 -----------    ------------   ------------    ---------    -----------   ------------

Oil and gas properties                10,000     191,037,821     10,109,588      162,944     22,061,159      6,447,006
Utility & transmission plant                                                                               156,015,925
Other property & equipment           235,688      24,677,873        178,261       25,000      1,801,011
Pipelines                                         16,753,079
                                 -----------    ------------   ------------    ---------    -----------   ------------

                                     245,688     232,468,773     10,287,849      187,944     23,862,170    162,462,931
Accumulated DD&A                     (27,816)    (64,857,581)       (68,441)      (3,124)    (3,010,019)   (10,043,250
                                 -----------    ------------   ------------    ---------    -----------   ------------
                                     217,872     167,611,192     10,219,408      184,820     20,852,151    152,419,681
                                 -----------    ------------   ------------    ---------    -----------   ------------

Investment in affiliate                           35,000,000
Other assets                         339,438      17,528,312      2,772,186      441,835        288,746     20,315,460
                                 -----------    ------------   ------------    ---------    -----------   ------------
  Total other assets                 339,438      52,528,312      2,772,186      441,835        288,746     20,315,460
                                 -----------    ------------   ------------    ---------    -----------   ------------


  Total assets                   $ 9,893,801    $251,285,197   $ (1,803,574)   $  73,449    $25,977,983   $251,875,949
                                 ===========    ============   ============    =========    ===========   ============


================================================================================
                                     Total         Eliminations     Consolidated
                                     -----         ------------     ------------
            ASSETS
--------------------------------
Cash                             $  7,071,659     $          0     $  7,071,659
Accounts receivable                66,251,005                        66,251,005
Due from affiliates                   832,370                           832,370
Inventory and gas pool             19,350,753                        19,350,753
Prepaid and other expenses          9,886,305                         9,886,305
Deferred taxes                      5,719,612                         5,719,612
                                 ------------                      ------------
  Total current assets:           109,111,704                 0     109,111,704
                                 ------------                      ------------

Oil and gas properties            229,828,518                       229,828,518
Utility & transmission plant      156,015,925                       156,015,925
Other property & equipment         26,917,833                        26,917,833
Pipelines                          16,753,079                        16,753,079
                                 ------------                      ------------

                                  429,515,355                 0     429,615,355
Accumulated DD&A                  (78,010,231)                      (78,010,231)
                                 ------------                      ------------
                                  351,505,124                 0     351,505,124
                                 ------------                      ------------

Investment in affiliate            35,000,000      (35,000,000)               0
Other assets                       41,685,977                        41,685,977
                                 ------------     ------------     ------------
  Total other assets               76,685,977      (35,000,000)      41,685,977
                                 ------------     ------------     ------------


  Total assets                   $537,302,805     $(35,000,000)    $502,302,805
                                 ============     ============     ============

Exhibit A
                          ENERGY CORPORATION OF AMERICA
                          CONSOLIDATING BALANCE SHEETS
                             AS OF DECEMBER 31, 1996
                                    UNAUDITED

==================================================================================================================================
                                          ECA            EAEC             WESTECH        WENZL          WAC               ESC
                                          ---            ----             -------        -----          ---               ---
       LIABILITIES AND EQUITY
--------------------------------------
Short term & current maturities                         $    59,184                                                   $43,205,100

Accounts payable                          1,492,752      35,067,281        310,869       50,255       2,726,482        18,496,280
Overrecovered gas & refunds                                                                                            10,755,562
Other current liabilities                                                                                              12,580,255
Funds held for future distrib               309,606       5,566,802
                                         ----------    ------------    -----------      -------     -----------      ------------
  Total current liabilities               1,802,358      40,693,267        310,869       50,255       2,726,482        85,037,197

Long-term debt                                          140,065,118                                  20,400,000        95,000,000
Gas delivery & def revenue                               19,977,351
Deferred income taxes                     1,909,456      18,364,983       (241,000)                                    22,045,448
Other deferred & long-term                                  594,993                                                    12,638,031
Minority interest                                                                                       570,304
                                         ----------    ------------    -----------       -------    -----------      ------------
  Total liabilities                       3,711,814     219,695,712         69,869       50,255      23,696,786       214,720,676



Total stockholders' equity                6,181,987      31,589,485     (1,873,443)      23,194       2,281,197        37,155,273
                                         ----------    ------------    -----------      -------     -----------      ------------



  Total liabilities and equity           $9,893,801    $251,285,197    $(1,803,574)     $73,449     $25,977,983      $251,875,949
                                         ==========    ============    ===========      =======     ===========      ============


=======================================================================================
                                            Total         Eliminations     Consolidated
                                            -----         ------------     ------------
       LIABILITIES AND EQUITY
--------------------------------------
Short term & current maturities          $43,264,284                       $43,264,284

Accounts payable                          58,143,919                        58,143,919
Overrecovered gas & refunds               10,755,562                        10,755,562
Other current liabilities                 12,580,255                        12,580,255
Funds held for future distrib              5,876,408                         5,876,408
                                         -----------   ------------       ------------
  Total current liabilities              130,620,428              0        130,620,428

Long-term debt                           255,465,118                       255,465,118
Gas delivery & def revenue                19,977,351                        19,977,351
Deferred income taxes                     42,078,887                        42,078,887
Other deferred & long-term                13,233,024                        13,233,024
Minority interest                            570,304                           570,304
                                         -----------   ------------       ------------
  Total liabilities                      461,945,112              0        461,945,112



Total stockholders' equity                75,357,693    (35,000,000)        40,357,693
                                         -----------   ------------       ------------



  Total liabilities and equity          $537,302,805   $(35,000,000)      $502,302,805
                                         ===========   ============       ============


[ARTICLE] OPUR3

[PERIOD-TYPE]                   YEAR
[FISCAL-YEAR-END]                          JUN-30-1997
[PERIOD-START]                             JAN-01-1996
[PERIOD-END]                               DEC-30-1996
[BOOK-VALUE]                                  PER-BOOK
[TOTAL-ASSETS]                             502,302,805
[TOTAL-OPERATING-REVENUES]                 376,121,655
[NET-INCOME]                                 (919,014)